Filer:Interland, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                              and deemed filed pursuant to Rule 14a-12 under the
                                                 Securities Exchange Act of 1934
                                              Subject Company: Hostcentric, Inc.
                                                   Commission File No. 000-17932

FOR IMMEDIATE RELEASE

Investor Relations Contact:                      Media Relations Contact:
Fabrice Klein                                    Carey Parker
404-260-2537                                     404-260-2608
fklein@interland.com                             cparker@interland.com
--------------------                             ---------------------


IN THE NEWS RELEASE, INTERLAND (NASDAQ: INLD) DETAILS PROGRESSION TO MORE THAN $3 MILLION IN EBDA IN 4Q03, ISSUED EARLIER TODAY BY INTERLAND, INC. OVER PR NEWSWIRE, WE ARE ADVISED BY THE COMPANY THAT JOURNALISTS AND OTHER READERS SHOULD DISREGARD THAT VERSION AS SUPERFLUOUS INFORMATION WAS TRANSMITTED INADVERTENTLY. COMPLETE, CORRECTED RELEASE FOLLOWS.

    WHILE REITERATING GUIDANCE, INTERLAND UNVEILS DETAILED INTEGRATION PLANS
          RESULTING IN UP TO $6 MILLION IN QUARTERLY EXPENSE REDUCTION
                              OVER NEXT SIX MONTHS

ATLANTA,  Jan. 10  /PRNewswire-FirstCall/  -- Interland,  Inc.  (Nasdaq:  INLD -
News), a leading provider of business-class Web hosting services to small and medium businesses, today reiterated and provided further details on the guidance provided at its December 19, 2002 announcement of financial results for its first fiscal quarter, ended November 30, 2002. In accordance with disclosure rules and in anticipation of a series of meetings with the investment community to discuss the company's progress, Interland provided greater details on its plans over the next three quarters. The information illustrates how integration spending throughout the year is expected to yield progressive cost savings, resulting in Net Income before non-cash Depreciation and Amortization ("EBDA") of $3 to $4 million in the fourth fiscal quarter ending August 31, 2003, an improvement of $5 to $6 million over the first quarter of fiscal 2003.

To report its progress in achieving these results, the company will in future periods report, in addition to GAAP Net Income, its "Generated Cash," a metric that represents GAAP Net Income before Depreciation and Amortization, less Capital Expenditures.

In its first fiscal quarter of 2003, Interland reported $(4.2) million in Generated Cash, after expending nearly $2 million in integration costs. Generated Cash before integration costs is expected to improve by $700,000 in the second quarter to $(1.5) million, by an additional $2.5 to $3 million in the third quarter, resulting in $1 to $1.5 million in Generated Cash before integration costs, and by a further $1.5 to $2 million in the fourth quarter to $2.5 to $3.5 million. As a consequence EBDA would show a $5 to $6 million improvement from the first to the fourth fiscal quarters. In order to achieve this significant level of improvement, the company anticipates using up to about $10 million in cash before turning positive in the fiscal fourth quarter. With a cash balance of $134.5 million at November 30, 2002, the company has ample resources to reach its goals.

    Detailed EBDA, Generated Cash and Integration Costs Guidance

    ($000)       Actual       Estimate          Estimate          Estimate
                 1Q03          2Q03               3Q03              4Q03
                            Low    High     Low      High      Low     High

    EBDA        (2,234)  (3,000) (2,500)    (500)      0     3,000     4,000
    Capex       (1,943)  (5,500) (5,000)  (1,500) (1,000)   (1,000)   (1,000)
    Generated
      Cash     ($4,177) ($8,500)($7,500) ($2,000)($1,000)   $2,000    $3,000
    Integration
      Opex       1,272    3,000   2,500    2,500   2,000       500       500
    Integration
      Capex        700    4,000   3,500      500     500         0         0
    Underlying
      Generated
      Cash     ($2,205) ($1,500)($1,500)  $1,000  $1,500    $2,500    $3,500

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

As  mentioned  in  prior  earnings  releases,   conference  calls  and  investor
presentations,  Interland  has two core  objectives  for fiscal year 2003:

     o 1 - Completing the integration of its acquisitions, thereby exploiting economies of scale resulting in significant expense reductions and positive cash generation
     o    2 - Setting the stage for organic growth beginning in fiscal 2004

Interland's primary focus currently is to complete its first objective of o integration and infrastructure improvement. Consequently, details of the o company's organic growth plans will be disclosed at a later date, but the o company has been making significant progress in reducing its level of o churn, as announced during its last earnings conference call, while o implementing a broad range of initiatives aimed at generating organic o growth. The company also recently acquired Trellix, a key step in its o drive to tap the mass market of Web services for the 20 million small o businesses in the United States.

Interland's strategy over the past two years has been to attain most efficiently the economies of scale potential inherent in the Web hosting business by growing rapidly through acquisitions and by integrating these corporations and customer accounts into a centralized, highly efficient platform. Since the merger of Interland and HostPro in mid-2001, the company has announced seven acquisitions, achieving the leadership position in the industry and generating revenues in excess of $100 million annually. Following the successful integration of Interland and HostPro during fiscal 2002, which resulted in dramatic reductions in expenses, the company is now tackling the final phase of its integration program. Along with bringing the company's centralized platform to the next level of efficiency and industry leadership, this year's integration program is designed to yield progressively significant expense reductions and should result in dramatically improved financial results.

The integration program expenditures, which are divided roughly equally between capital expenditures and operating expenses, are aimed at the company's infrastructure, completing the integration of acquisitions, and the migration of consolidated customers to the blueHALO(SM) shared architecture, upgrading internal systems, divesting acquired data centers, and consolidating operations. In line with previously announced estimates, the company's integration expenditures are expected to total $8 to $9 million during fiscal 2003. As previously disclosed, the company will also take $3 million in restructuring charges to cover real estate lease and bandwidth contract terminations. In the future, the company may identify and undertake additional integration opportunities with similarly attractive and timely results.

While Interland very recently closed on its acquisition of Trellix and announced the execution of a definitive agreement to acquire Hostcentric, the impact of these acquisitions is not factored into the above guidance. Preliminary estimates, however, indicate that the Trellix acquisition should have a negative EBDA impact in the order of $750,000 in the second quarter, while Trellix and Hostcentric (assuming a third quarter closing) should together contribute positively to Generated Cash in the third quarter and beyond. Before considering the effect of these acquisitions, the assumption is that revenues should be about flat for the balance of the fiscal year.

As the table below indicates, the company's expectations are based on a definitive execution plan, which was launched in September 2002. Interland's objective is to fully implement this plan before the fourth quarter of fiscal 2003. Important projects, such as the closure of the Seattle data center, have already been successfully completed while others are just getting underway.

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

    Sample Integration Project Timelines, Estimated Costs and Annualized
      Benefits


    Seattle Data Center Closure              Dec. 02-Jan. 03
    Annualized EBDA Impact:  $1.4M
    Integration Costs:       $0.2M
    Lease/Bandwidth Buyout:  $0.0M

    Mesa Data Center Closure                 Dec. 02-Feb. 03
    Annualized EBDA Impact:  $0.9M
    Integration Costs:       $0.1M
    Lease/Bandwidth Buyout:  $0.0M

    Ft. Lauderdale Data Center Closure       Jan. 03-Mar. 03
    Annualized EBDA Impact:  $0.3M
    Integration Costs:       $0.1M
    Lease/Bandwidth Buyout:  $0.2M

    KC Data Center Closure                   Dec. 02-Apr. 03
    Annualized EBDA Impact:  $1.9M
    Integration Costs:       $0.5M
    Lease/Bandwidth Costs:   $1.2M

    Miami Shared Support Migration           Dec. 02-Feb. 03
    Annualized EBDA Impact:  $0.9M
    Integration Costs:       $0.1M
    Lease/Bandwidth Buyout:  $0.0M

    Miami Dedicated Support Migration        Feb. 03-Apr. 03
    Annualized EBDA Impact:  $1.4M
    Integration Costs:       $0.1M
    Lease/Bandwidth Buyout:  $0.0M

    Bandwidth Reduction                      Dec. 02-May  03
    Annualized EBDA Impact:  $3.8M
    Integration Costs:       $0.0M
    Lease/Bandwidth Buyout:  $0.0M


In future periods the company will report the integration costs separately, enabling investors to track the underlying progress in the Generated Cash metric. The company believes that many investors find it useful to consider trends in the company's financial reports, which do not include non-cash depreciation or amortization. Accordingly, we will continue to report as "EBDA" the company's GAAP Net Income before Depreciation and Amortization. Because the company also believes that investors will also find it helpful to consider the effect of Capital Expenditures, management will report, as it does to its board, "Generated Cash," defined as EBDA less Capital Expenditures. The company is well aware of, and intends to fully comply with, the requirements of legislators and regulators to report and emphasize GAAP Net Income. Nonetheless, because the company intends to manage itself to maximize Generated Cash over the long term, and because the company believes that it constitutes a view of its affairs that is appropriate and useful to many investors, the company intends to report its expectations and its results accordingly.

ABOUT INTERLAND

Interland, Inc. (Nasdaq: INLD - News) is the leading provider of business-class Web hosting solutions for small and medium businesses, offering a broad portfolio of standardized Web hosting, e-commerce, and application hosting services, from basic Web sites to managed dedicated hosting solutions. More information about Interland can be found at www.interland.com

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

FORWARD-LOOKING STATEMENTS

Except for the historical information contained in this press release, statements in this press release may be considered forward-looking statements. These forward-looking statements include, but are not limited to: Interland's goals for the rest of the year, the expected growth of Interland's business; the timing and effect of merger integration; expected cash resources; and Interland's expectations regarding its future financial results, including the company's ability to reach cash flow positive, profitability and improved margins, as well as the projections set forth under the heading "Future Guidance" in this press release and the timing of achieving those projected results. Actual results may differ materially from those contained in the forward-looking statements in this press release. Factors which could affect these forward-looking statements include but are not limited to: the ability to achieve expected operating efficiencies, the ability to operate within budgeted expense, risks associated with integrating newly acquired technologies and products and unanticipated costs of such integration, the ability to achieve annualized cost savings through planned integration programs, the ability of the company to expand its customer base as planned, general economic conditions, the impact of competition, quarterly fluctuations in operating results, the loss of customers with failing businesses and customer churn in general, customer acceptance of new products and services, the retention of key employees, investments in new business opportunities and the impact of liabilities that could carry over from Micron Electronics' discontinued operations. Certain of these and other risks associated with Interland's business are discussed in more detail in its public filings with the Securities and Exchange Commission, including its Annual Report on Form 10-K, its Quarterly Reports on Form 10-Q and its Current Reports on Form 8-K, and its proxy statement. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release.

ADDITIONAL INFORMATION

Interland, Inc. ("Interland") and Hostcentric ("Hostcentric") will file a joint proxy statement/prospectus and other relevant documents concerning the proposed acquisition with the SEC. Investors of Interland and Hostcentric are urged to read the joint proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by Interland of charge by requesting them in writing from Fabric Klein at Interland, Inc., 303 Peachtree Center Ave., Suite 500, Atlanta, GA 30303 or by telephone at 404-260-2537.

Interland and Hostcentric, and their respective directors and executive officers, and certain of their employees, may be deemed to be participants in the solicitation of proxies from the stockholders of Interland and Hostcentric in connection with the acquisition. These participants may have interests in the acquisition, including interests resulting from holding options or shares of Interland and Hostcentric common stock. Information about the interests of directors and executive officers of Interland and Hostcentric and their ownership of securities of Interland and Hostcentric will be set forth in the joint proxy statement/prospectus.

Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.

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